Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change June 1, 2010
Item 3	News Release The news release dated June 1, 2010 was disseminated through Marketwire’s US and Canadian Timely Disclosure Network.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported the positive results from a National Instrument 43-101 compliant Preliminary Assessment on its wholly-owned Snowfield Project located in northern British Columbia, Canada.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated June 1, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 1st day of June, 2010

June 1, 2010	News Release 10-17

SNOWFIELD PRELIMINARY ASSESSMENT RESULTS

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report the positive results from a National Instrument 43-101 compliant Preliminary Assessment on its wholly-owned Snowfield Project located in northern British Columbia, Canada.  The project includes development of an open pit mine, a processing plant, infrastructure, waste rock storage and tailing impoundment areas to recover the mineralization identified to date.  The Preliminary Assessment was prepared by Wardrop Engineering Inc., a Tetra Tech Company (“Wardrop”).

Study Highlights
Based on the Preliminary Assessment, the Snowfield Project will be operated as an open pit mine with an average life-of-mine waste to mineral material stripping ratio of 0.54:1 and a 120,000 tonnes per day mill feed rate. Snowfield’s mine life is estimated at approximately 23 years.  An annual average of 607,000 ounces of gold (contained in concentrate and doré), 57.8 million pounds of copper (contained in concentrate), 1.5 million ounces of silver (contained in concentrate and doré) and 4.5 million pounds of molybdenum (contained in concentrate) will be produced from the mill.

Capital expenditures, including contingencies, are estimated to be US$3.4 billion.  The Snowfield Project has an estimated pre-tax net present value of US$877 million (5% discount rate) and an internal rate of return of 8.1% using base case metals prices of US$878/ounce gold, US$14.50/ounce silver, US$17/pound molybdenum and US$2.95/pound copper.  The Preliminary Assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves.  There is no certainty that the Preliminary Assessment will be realized.

Preliminary results from an ongoing metallurgical program indicate the potential for significant rhenium recoveries at Snowfield.  The potential impact of rhenium on the project’s economics, as well as the inclusion of the higher-grade gold and silver resources of the company’s adjacent Brucejack Project (summarized in Table 6), will be examined in an updated Preliminary Assessment which is already underway.

Production & Processing
The estimated mining inventory is comprised of 966 million tonnes with an average mill feed grade of 0.64 g/t gold, 1.67 g/t silver, 0.105% copper and 0.009% molybdenum and which contains 20.0 million ounces of gold, 51.9 million ounces of silver, 2.2 billion pounds of copper and 196.6 million pounds of molybdenum based on the Snowfield mineral resource estimate dated December 1, 2009 and summarized in Table 5.

The processing plant will produce a copper-gold-silver concentrate, a molybdenum concentrate and a gold-silver doré.  The following table summarizes the associated production and processing parameters:

Table 1: Projected Production and Processing Summary

Mine Type:	Open pit
Total Mine Production:	966 million tonnes
Processing Rate:	120,000 tonnes per day
Mine Life (LOM):	23 years
Strip Ratio:	0.54:1 waste to mineral material

Production Parameters	Copper Concentrate	Gold-Silver Doré	Molybdenum Concentrate
Average Product Grade:
Gold	110 g/t	32.3%	-
Copper	22%	-	-
Silver	303 g/t	67.7%	-
Molybdenum	-	-	50%
Average Metal Recoveries:
Gold (%)	44.6	22.3	-
Copper (%)	56.9	-	-
Silver (%)	47.6	18.0	-
Molybdenum (%)	-	-	50%
Average Annual Production(1):
Gold (000 oz’s)	405	202	-
Copper (tonnes)	26,237	-	-
Silver (000 oz’s)	1,121	424	-
Molybdenum (tonnes)	-	-	2,020
(1) Refers to the average contained-in-concentrate production for the Copper Concentrate and Molybdenum Concentrate and contained ounces for the Gold-Silver Doré.

Capital and Operating Costs
The total capital cost for the Snowfield project is estimated at US$3.4 billion and the operating cost is estimated at US$8.52/tonne milled.  The following tables summarize the break-down of capital costs and operating costs:

Table 2: Capital Costs Summary		Table 3. Operating Costs Summary
Capital Costs (US$ millions)		Operating Costs (US$/tonne milled)
Direct Costs	$2,146	Mining	$2.28
Indirect Costs	$661	Processing	$5.43
Owner’s Costs	$98	General & Administrative	$0.62
Contingencies	$474	Plant Services	$0.19
Total Capital Costs	$3,378	Total Operating Costs	$8.52

Economic Analysis
The base case economic analysis projects that the Snowfield Project would have a net present value of US$877 million (5% discount rate) and an internal rate of return of 8.1%.  A second case was presented using recent spot metals prices.  The pre-tax economic results for both cases are presented in Table 4:

Table 4: Summary of Snowfield Pre-Tax Economic Results

Economic Returns	Base Case Scenario(1)	Spot Prices at April 8, 2010
Internal Rate of Return	8.1%	16.3%
Net Cash Flow	$3.2 billion	$7.8 billion
Net Present Value (5.0% discount rate)	$877 million	$3.6 billion
Payback	7.4 years	4.5 years
Exchange Rate (US$: C$)	$0.92	$0.92
Gold Price ($/ounce)	$878	$1,150
Silver Price ($/ounce)	$14.50	$18.10
Molybdenum Price ($/pound)	$17.00	$19.54
Copper Price ($/pound)	$2.95	$3.50
 (1) Wardrop-adopted consensus forecast metal prices from the Energy Metals Consensus Forecast (EMCF). All prices are in U.S. dollars.

Project Status
An update to the Preliminary Assessment for the Snowfield Project is underway to incorporate the contribution of the property’s rhenium mineralization and the gold and silver mineralization from the adjacent Brucejack property.  Completion of the update is anticipated in the fourth quarter of 2010 and a pre-feasibility study for the Project is planned to follow.  To this end, a 42,000-meter drill program is underway, primarily to focus on expanding the current Snowfield - Brucejack mineral resource.  Other field activities in the summer of 2010 will include collection of geotechnical and large diameter drilling, as well as other field data, to support the preparation of the pre-feasibility study.

The current mineral resources for the Snowfield Project and Brucejack Project are summarized in the tables below.

Table 5: Snowfield Zone Resource Summary – December 2009(1, 2, 4)
(Based on a cut-off grade of 0.35 grams of gold-equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly(3) (ppm)	Contained
						Gold (oz in millions)	Silver (oz in millions)
Measured	136.9	0.94	1.7	0.11	99	4.14	7.7
Indicated	724.8	0.67	1.9	0.12	91	15.63	43.2
M+I	861.7	0.71	1.8	0.12	92	19.77	50.9
Inferred	948.9	0.33	1.4	0.07	81	10.05	43.7

(1) See Technical Report and Updated Resource Estimate on the Snowfield Property dated December 1, 2009 and filed on SEDAR www.sedar.com January 14, 2010.

(2) Prepared by Eugene Puritch, P.Eng., F.H. Brown, M.Sc. (Eng.), CPG PrSciNat, and Tracy Armstrong, P.Geo., of P&E Mining Consultants Inc. (“P&E”) of Brampton, Ontario, independent qualified persons, as defined by National Instrument 43-101.

(3) “Moly” refers to molybdenum.

(4) Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral reserves may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

Table 6: Brucejack Area Resource Summary – December 2009(1, 2, 3)
(Based on a cut-off grade of 0.35 grams of gold-equivalent/tonne)

Category	Tonnes (millions)	Gold (g/t)	Silver ( g/t)	Contained
				Gold (oz in millions)	Silver ( oz in millions)
Measured	9.9	2.06	75.0	0.66	23.8
Indicated	110.7	0.95	11.7	3.38	41.6
M+I	120.5	1.04	16.9	4.04	65.4
Inferred	198.0	0.76	11.2	4.87	71.5
(1)
See Technical Report and Resource Estimates on the West, Bridge, Galena Hill, Shore, SG & Gossan Hill Gold and Silver Zones of the Brucejack Property dated December 1, 2009 and filed on SEDAR www.sedar.com January 14, 2010.

(2)
Prepared by Dr. Wayne D. Ewert, P.Geo., Tracy Armstrong, P.Geo., F.H. Brown, M.Sc. (Eng.), CPG PrSciNat, and Eugene Puritch, P.Eng., of P&E Mining Consultants Inc. (“P&E”) of Brampton, Ontario, independent qualified persons, as defined by National Instrument 43-101.

(3)	See note 4 to Table 5 above.

Independent Qualified Persons
The following Qualified Persons (as defined by National Instrument 43-101) are independent of Silver Standard and responsible for the Snowfield Project Preliminary Assessment:

Qualified Person	Scope of Responsibility
Grant Bosworth, P.Eng. Wardrop Engineering Inc.	Overall report preparation, capital cost estimate
John Huang, P.Eng. Wardrop Engineering Inc.	Metallurgical testing review, mineral processing, process operating costs and infrastructure with exception to power, tunneling and roads
Tracy Armstrong, P.Geo. P&E Mining Consultants Inc.	Report sections preparation for the Snowfield NI 43-101 Technical Report
Fred Brown, CPG Pr.Sci.Nat. P&E Mining Consultants Inc.	Mineral resource modelling and analysis
Nory Narciso, P.Eng. Wardrop Engineering Inc.	Mine design, production scheduling, mine capital and operating costs and financial analysis
Iouri Iakovlev, P.Eng. Wardrop Engineering Inc.	Tunnel design and associated capital costs
Mike Boyle, P.Eng. SJA Canada Ltd.	Roads design, access and site roads/earthworks
Malcolm Cameron, P.Eng. Wardrop Engineering Inc.	Power supply design and associated costs
Lori-Ann Wilchek, P.Eng. BGC Engineering Inc.	Tailing impoundment, water management plan, overall water balance, and conceptual closure planning
Warren Newcomen, M.Sc. BGC Engineering Inc.	Waste rock, open pit slopes design and conceptual closure planning
Pierre Pelletier, P.Eng. Rescan Environmental Services Ltd.	Environmental concerns and permitting, capital and operating costs estimates as they relate to environmental component of the study

Silver Standard Resources Inc. is a silver mining company that intends to grow through exploration and the development of its project pipeline.

Forward Looking Statements: Certain statements in this news release, including statements relating to the estimates to complete preliminary assessments and pre-feasibility studies relating to the Snowfield Project, mineral resource estimates and capital expenditures, production and economic return estimates, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the Company's ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; uncertainty of production and cost estimates for the Pirquitas Mine; the Company's history of losses and expectation of future losses; changes in prices for the Company's mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the Company may carry on business; technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F and other filings with the Securities and Exchange Commission and Canadian regulatory authorities. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

Cautionary note to U.S. investors: The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. "Inferred mineral resources" in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization. (Source: Silver Standard Resources Inc.)

For further information, contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com